Form 40-F
period 2016-12-31
EMERA INC
filed 2017-03-09
CIK 1127248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒           ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 000-54516

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

I.R.S. Employer Identification Number (if applicable))

5151 Terminal Road, 2nd Floor

P.O. Box 910 Halifax NS Canada

B3J 2W5

Telephone: (902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

Emera US Finance LP

2711 Centerville Road, Suite 400

Wilmington, Delaware 19808

Telephone: (302) 636-5400

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Fixed-to-Floating Subordinated Notes — Series 2016-A due June 15, 2076

2.150% Senior Notes due 2019

2.700% Senior Notes due 2021

3.550% Senior Notes due 2026

4.750% Senior Notes due 2046

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016:

210,024,389 Common Shares

3,864,636 Series A First Preferred Shares

2,135,364 Series B First Preferred Shares

10,000,000 Series C First Preferred Shares

5,000,000 Series E First Preferred Shares

8,000,000 Series F First Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☐            No   ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☒            No   ☐

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.6 and 99.7.

(b)	Evaluation of disclosure controls and procedures. As of December 31, 2016, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)	Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for U.S. registrants who are not yet subject to the internal control over financial reporting requirements in Rule 240.13a-15 or 240.15d-15.

(d)	Changes in internal control over financial reporting. This annual report does not include a discussion of changes, if any, in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting due to a transition period established by rules of the Commission for U.S. registrants who are not yet subject to the internal control over financial reporting requirements in Rule 240.13a-15 or 240.15d-15.

Audit Committee Financial Expert. The Registrant’s board of directors (the “Board”) has determined that four audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Andrea S. Rosen, James D. Eisenhauer, B. Lynn Loewen and Donald A. Pether. The Board has determined that Andrea S. Rosen, James D. Eisenhauer, B. Lynn Loewen and Donald A. Pether are independent within the meaning of the listing standards of the New York Stock Exchange. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics. The Emera Code of Conduct became effective on July 1, 2016 (the “Code”) and applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on Emera’s internet website at the following address: http://www.emera.com/en/home/companygovernance/emera-ethics-compliance.aspx.

Principal Accountant Fees and Services. The information provided under the headings “Directors and Officers—Audit and Non-Audit Services Pre-Approval Process” and “Directors and Officers—Auditors’ Fees” contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 hereto (the “Annual Information Form”) is incorporated by reference herein. The Registrant’s Audit Committee approved all of the Audit-Related and Tax services provided by Ernst & Young LLP in 2016 and none were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements. The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated February 10, 2017 for the year ended December 31, 2016, filed as Exhibit 99.2 hereto (“the MD&A”) and the information provided at note 28 (“E. Guarantees and Letters of Credit”) and note 33 (“Variable Interest Entities”) to the Audited Consolidated Financial Statements as at and for the years ended December 31, 2016 and December 31, 2015, filed as Exhibit 99.3 hereto (the “Financial Statements”), are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations. The information provided under the heading “Contractual Obligations” contained in the MD&A is incorporated by reference herein and the information provided at note 28 (“A. Commitments”) and note 26 (“Long-Term Debt”) to the Financial Statements, are incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit Number	Description

99.1	2016 Annual Information Form dated March 9, 2017 for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis dated February 10, 2017 for the year ended December 31, 2016

99.3	Audited Consolidated Financial Statements as at and for the years ended December 31, 2016 and December 31, 2015

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 9th day of March, 2017.

EMERA INCORPORATED

By: /s/ Christopher G. Huskilson Name: Christopher G. Huskilson Title: President & Chief Executive Officer

4