Form 40-F
period 2017-12-31
EMERA INC
filed 2018-03-29
CIK 1127248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017            Commission File Number 000-54516

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

1223 Lower Water Street

Halifax, Nova Scotia, Canada

B3J 3S8

Telephone: (902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

Emera US Finance LP

c/o Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware    19808

Telephone: (302) 636-5401

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                            ☒  Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:

228,777,760 Common Shares

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.5 and 99.6.

(b)	Evaluation of disclosure controls and procedures. As of December 31, 2017, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)	Management’s annual report on internal control over financial reporting. The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the Internal Control – Integrated Framework (2013), a report issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the design and effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2017 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2017.

(d)	Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.

(e)	Changes in internal control over financial reporting. During the first quarter of 2017, a wholly-owned subsidiary of the Registrant, Tampa Electric Company, implemented an SAP developed Customer Relationship Management and Billing System as a process improvement initiative which replaced its legacy customer information system. In August 2017, the Registrant upgraded its Enterprise Resource Planning (“ERP”) system and other associated financial systems in the Registrant’s Canadian operating entities. This upgrade, which resulted in a material change to the internal controls over financial reporting, was designed to automate certain manual processes and standardize business processes and reporting across the impacted entities. The Registrant and its affiliates have made appropriate changes to internal controls and procedures, as is expected with a major system implementation, and have concluded that none of the changes resulting from these implementations materially alter the effectiveness of the internal control over financial reporting. There were no other changes in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Audit Committee Financial Expert. The Registrant’s board of directors (the “Board”) has determined that four audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Andrea S. Rosen, James D. Eisenhauer, B. Lynn Loewen and Kent M. Harvey. The Board has determined that Andrea S. Rosen, James D. Eisenhauer, B. Lynn Loewen and Kent M. Harvey are independent within the meaning of the listing standards of the New York Stock Exchange. Information concerning the relevant experience of Andrea S. Rosen, James D. Eisenhauer, B. Lynn Loewen and Kent M. Harvey is included in their biographical information contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 hereto (the “Annual Information Form”). The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics. The Emera Code of Conduct was revised and became effective on January 1, 2018 (the “Code”) and applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on Emera’s internet website at the following address: http://www.emera.com/en/home/companygovernance/emera-ethics-compliance.aspx.

The Code was furnished to the Commission on January 12, 2018 as Exhibit 99.1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.9.

Principal Accountant Fees and Services. The information provided under the headings “Directors and Officers—Audit and Non-Audit Services Pre-Approval Process” and “Directors and Officers—Auditors’ Fees” contained in the Registrant’s Annual Information Form. The Registrant’s Audit Committee approved all of the Audit-Related and Tax services provided by Ernst & Young LLP in 2017 and none were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements. The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated February 9, 2018 for the year ended December 31, 2017, filed as Exhibit 99.3 hereto (the “MD&A”) and the information provided at note 27 (“D. Guarantees and Letters of Credit”) and note 32 (“Variable Interest Entities”) to the Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and December 31, 2016, filed as Exhibit 99.2 hereto (the “Financial Statements”), are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations. The information provided under the heading “Contractual Obligations” contained in the MD&A is incorporated by reference herein and the information provided at note 27 (“A. Commitments”) and note 25 (“Long-Term Debt”) to the Financial Statements, are incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit Number	Description

99.1	2017 Annual Information Form dated March 29, 2018 for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis dated February 9, 2018 for the year ended December 31, 2017

99.3	Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and December 31, 2016

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Emera Code of Conduct (as revised on January 1, 2018) (incorporated by reference to Emera Incorporated’s Form 6-K, furnished to the Commission on January 12, 2018)

101	Interactive Data File

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

DATED this 29th day of March, 2018.

EMERA INCORPORATED

By: /s/ Scott C. Balfour

Name: Scott C. Balfour

Title: President & Chief Executive Officer