Form 40-F/A
period 2018-12-31
EMERA INC
filed 2019-04-01
CIK 1127248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

EXPLANATORY NOTE

We are filing this amendment No. 1 to our Annual Report on Form 40-F for the fiscal year ended December 31, 2018, as originally filed with the Securities and Exchange Commission on March 29, 2019 (the “Original Filing”), for the sole purpose of:

1. Correcting a typographical error in the 2018 Annual Information Form dated March 29, 2019 for the fiscal year ended December 31, 2018 included as Exhibit 99.1 to the Original Filing. A corrected copy of such form is included as Exhibit 99.1 hereto; and

2. Correcting a typographical error in the date in the Consent of Independent Registered Public Accounting Firm included as Exhibit 99.4 to the Original Filing. A corrected copy of such consent is included as Exhibit 99.4 hereto.

No other changes have been made to the Original Filing or any other exhibits. This Amendment speaks as of the filing date of the Original Filing and does not reflect events occurring after the original filing date or modify or update those disclosures that may be affected by subsequent events.

EXHIBIT INDEX

Exhibit Number	Description

99.1+	2018 Annual Information Form dated March 29, 2019 for the fiscal year ended December 31, 2018

99.2*	Management’s Discussion and Analysis dated February 15, 2019 for the year ended December 31, 2018

99.3*	Audited Consolidated Financial Statements as at and for the years ended December 31, 2018 and December 31, 2017

99.4+	Consent of Independent Registered Public Accounting Firm

99.5+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9*	Emera Code of Conduct (as revised on January 1, 2019) (incorporated by reference to Emera Incorporated’s Form 6-K, furnished to the Commission on January 16, 2019)

101*	Interactive Data File

* filed previously + filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 1st day of April, 2019.

EMERA INCORPORATED

By:	/s/ Scott C. Balfour
Name: Scott C. Balfour
Title: President & Chief Executive Officer