Form 40-F
period 2020-12-31
EMERA INC
filed 2021-03-31
CIK 1127248

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 000-54516

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

251,430,226 Common Shares

4,866,814 Series A First Preferred Shares

1,133,186 Series B First Preferred Shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.5 and 99.6.

(b)

Evaluation of disclosure controls and procedures. As of December 31, 2020, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)

Management’s annual report on internal control over financial reporting. The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Registrant’s internal control framework is based on the criteria published in the Internal Control – Integrated Framework (2013), a report issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. The Registrant’s management, including the CEO and CFO, evaluated the design and effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2020 and concluded that the Registrant’s internal control over financial reporting is effective as at December 31, 2020.

(d)

Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.

(e)

Changes in internal control over financial reporting. There were no changes in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Audit Committee Financial Expert. The Registrant’s board of directors (the “Board”) has determined that five audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Kent M. Harvey, B. Lynn Loewen, Andrea S. Rosen, Richard P. Sergel and Jochen E. Tilk. The Board has determined that Kent M. Harvey, B. Lynn Loewen, Andrea S. Rosen, Richard P. Sergel and Jochen E. Tilk are independent within the meaning of the listing standards of the New York Stock Exchange. Information concerning the relevant experience of Kent M. Harvey, B. Lynn Loewen, Andrea S. Rosen, Richard P. Sergel and Jochen E. Tilk is included in their biographical information contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 hereto (the “Annual Information Form”). The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics. The Emera Code of Conduct was revised and became effective on February 1, 2021 (the “Code”) and applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on Emera’s internet website at the following address: https://www.emera.com/about-us/who-we-are/code-of-conduct.

The Code was furnished to the Commission on February 24, 2021 as Exhibit 99.1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.9.

Principal Accountant Fees and Services. The information provided under the headings “Audit Committee—Audit and Non-Audit Services Pre-Approval Process” and “Audit Committee—Auditors’ Fees” contained in the Registrant’s Annual Information Form. The Registrant’s Audit Committee approved all of the Audit-Related and Tax services provided by Ernst & Young LLP in 2020 and none were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements. The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated February 16, 2021 for the year ended December 31, 2020, filed as Exhibit 99.2 hereto (the “MD&A”) and the information provided at note 27 (“D. Guarantees and Letters of Credit”) and note 32 (“Variable Interest Entities”) to the Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and December 31, 2019, filed as Exhibit 99.3 hereto (the “Financial Statements”), are incorporated by reference herein.

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

EXHIBIT INDEX

Exhibit Number	Description

99.1	2020 Annual Information Form dated March 29, 2021 for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis dated February 16, 2021 for the year ended December 31, 2020

99.3	Audited Consolidated Financial Statements as at and for the years ended December 31, 2020 and December 31, 2019

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Emera Code of Conduct (as revised on February 1, 2021) (incorporated by reference to Emera Incorporated’s Form 6-K, furnished to the Commission on February 24, 2021)

101	Interactive Data File

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

DATED this 31st day of March, 2021.

EMERA INCORPORATED

By: /s/ Scott C. Balfour
Name: Scott C. Balfour
Title: President & Chief Executive Officer