Form 40-F
period 2021-12-31
EMERA INC
filed 2022-02-14
CIK 1127248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEM

ENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒
ANNUAL REPORT PURSUANT TO SECTION 13(a)

OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021 Commission File Number
000-54516
EMERA INC
ORPORATED
(Exact name of Registrant as specified in its charter)
Nova Scotia
, Canada
(Province or other jurisdiction of incorporation or organization)
4911
(Primary Standard Industrial Classification Code Number (if applicable))
Not applicable
(I.R.S. Employer Identification Number (if applicable))
5151 Terminal Road

Halifax
, Nova Scotia,
Canada
B3J 1A1
Telephone: (
902
)
428-6096
(Address and telephone number of Registrant’s principal executive offices)
Emera US Finance LP
c/o Corporation Service Company
251 Little Falls Drive
Wilmington
,
Delaware

19808

Telephone: (
302
)
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
December 31, 2021
:

261,065,175

Common Shares
4,866,814

Series A First Preferred Shares
1,133,186

Series B First Preferred Shares
10,000,000

Series C First Preferred Shares
5,000,000

Series E First Preferred Shares
8,000,000

Series F First Preferred Shares
12,000,000

Series H First Preferred Shares
8,000,000

Series J First Preferred Shares
9,000,000

Series L First Preferred Shares
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

has

elected

not

to

use

the

extended

transition

period

for

complying

with

any

new

or

revised

financial

accounting
standards †

provided pursuant to Section 13(a) of the Exchange Act.

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
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2021, an evaluation of the
effectiveness of the Registrant’s

“disclosure controls and procedures” (as such term is defined in Rules 13a-
15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934,

as amended (the “Exchange
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

The Registrant's management is
responsible for establishing and maintaining adequate internal control over financial reporting. The
Registrant's internal control framework is based on the criteria published in the Internal Control –
Integrated Framework (2013), a report issued by the Committee of Sponsoring

Organizations (COSO) of
the Treadway Commission. The Registrant's management,

including the CEO and CFO, evaluated the
design and effectiveness of the Registrant's internal control over financial reporting as at December 31,
2021 and concluded that the Registrant's internal control over financial reporting is effective as at
December 31, 2021.
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

31, 2021, that have materially
affected, or are reasonably likely to materially affect,

the Registrant’s internal control

over financial
reporting.
Audit Committee Financial Expert.

The Registrant’s board of directors

(the “Board”) has determined that four
audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Kent M.
Harvey, B. Lynn

Loewen, Andrea S. Rosen and Richard P.

Sergel. The Board has determined that Kent M. Harvey,
B. Lynn Loewen, Andrea S. Rosen

and Richard P.

Sergel are independent within the meaning of the listing
standards of the New York

Stock Exchange. Information concerning the relevant experience of Kent M. Harvey,

B.
Lynn Loewen, Andrea S. Rosen

and Richard P.

Sergel is included in their biographical information contained in the
Registrant’s Annual Information

Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 hereto (the
“Annual Information Form”). The Commission has indicated that the designation of a person as an audit committee
financial expert does not make such person an “expert” for any purpose,

impose any duties, obligations or liability
on such person that are greater than those imposed on members of the audit committee and board of directors who
do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee
or board of directors.
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
https://www.emera.com/about

-us/who-we-are/code-of-conduct.

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

Fees” contained in the
Registrant’s Annual Information

Form. The Registrant’s Audit Committee approved

all of the Audit-Related and
Tax services provided

by Ernst & Young

LLP in 2021 and none were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation

S-X.
In connection with the U.S. Securities and Exchange Commission’s adoption of amendments to finalize the
implementation of disclosure and submission requirements on

December 2, 2021, pursuant to Release No. 34-
93701, the Registrant hereby affirms that

Ernst & Young LLP

(PCAOB ID:
1263
) delivered an audit opinion
relating to the Registrant’s Financial Statements

(as defined below) contained in the Annual Information

Form, and
such audit opinion was issued in
Halifax, Nova Scotia
, Canada.
Liquidity and Capital Resources
The information provided under the headings (a) “Off-Balance Sheet

Arrangements” and (b) “Contractual
Obligations” contained in the Registrant’s

Management’s Discussion and

Analysis dated February 14, 2022 for the
year ended December 31, 2021, filed as Exhibit 99.2 hereto (the “MD&A”) and with respect to clause (a) the
information provided at note 27 (“D. Guarantees and Letters of Credit”) and note

32 (“Variable

Interest Entities”),
and with respect to clause (b) note 27 (“A. Commitments”) and note 25 (“Long-Term

Debt”), to the Audited
Consolidated Financial Statements as at and for the years ended December 31, 2021 and December 31, 2020, filed
as Exhibit 99.3 hereto (the “Financial Statements”), are incorporated by reference herein.
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

Street Reform and Consumer Protection Act and Item 16 of General Instruction

B to Form 40-
F requiring disclosure concerning mine safety violations and other regulatory matters do not apply to the Registrant
or any of its subsidiaries.
EXHIBIT INDEX
Exhibit
Number
Description
99.1
2021 Annual Information Form dated February 14, 2022 for the fiscal year ended

December 31,
2021
99.2
Management’s Discussion and Analysis

dated February 14, 2022 for the year ended December
31, 2021
99.3
Audited Consolidated Financial Statements as at and for the years ended

December 31, 2021 and
December 31, 2020
99.4 Consent of Independent Registered Public Accounting Firm
99.5
Certification of Chief Executive Officer pursuant

to Rule 13a-14(a) or 15d-14(a) of the U.S.
Securities Exchange Act of 1934, as amended
99.6
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d

-14(a) of the U.S.
Securities Exchange Act of 1934, as amended

99.7
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.8
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.9
Emera Code of Conduct (as revised on February 1, 2021) (incorporated by reference to Emera
Incorporated’s Form 6-K, furnished

to the Commission on February 24, 2021)
101 Interactive Data File (formatted as inline XBRL)
104
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

this 14
th

day of February, 2022.
EMERA
INCORPORATED
By:

/s/ Scott C. Balfour
Name:

Scott C. Balfour
Title:

President & Chief
Executive Officer