Form 40-F
period 2022-12-31
EMERA INC
filed 2023-02-24
CIK 1127248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
Commission File Number
000-54516
EMERA INC
ORPORATED
(Exact name of Registrant as specified in its charter)
Nova Scotia
, Canada
(Province or other jurisdiction of incorporation or organization)
4911
(Primary Standard Industrial Classification Code Number (if applicable))
Not applicable
(I.R.S. Employer Identification Number (if applicable))
5151 Terminal Road

Halifax
,
Nova Scotia
,
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
☒

Annual information form
☒

Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:
269,944,308

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
Yes

☒

No

☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§ 240.10D-1(b).

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
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2022, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-
15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange
Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer
(“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States
Securities and Exchange Commission’s (the “Commission”) rules and forms.
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

The Registrant's management is
responsible for establishing and maintaining adequate internal control over financial reporting. The
Registrant's internal control framework is based on the criteria published in the Internal Control –
Integrated Framework (2013), a report issued by the Committee of Sponsoring Organizations (COSO) of
the Treadway Commission. The Registrant's management, including the CEO and CFO, evaluated the design and effectiveness of the Registrant's internal control over financial reporting as at December 31,
2022 and concluded that the Registrant's internal control over financial reporting is effective as at
December 31, 2022.
(d)

Attestation report of the registered public accounting firm.

This annual report does not include an
attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting.

(e)

Changes in internal control over financial reporting. There were no changes in the Registrant’s internal control over financial reporting during the fiscal year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
Audit Committee Financial Expert.

The Registrant’s board of directors (the “Board”) has determined that six audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Paula Y.
Gold-Williams, Kent M. Harvey, B. Lynn

Loewen, Ian E. Robertson, Andrea S. Rosen and Richard P. Sergel. The
Board has determined that Paula Y.

Gold-Williams, Kent M. Harvey, B. Lynn

Loewen, Ian E. Robertson, Andrea S.
Rosen and Richard P. Sergel

are independent within the meaning of the listing standards of the New York Stock
Exchange. Information concerning the relevant experience of Paula Y. Gold-Williams,

Kent M. Harvey, B. Lynn
Loewen, Ian E. Robertson, Andrea S. Rosen and Richard P. Sergel is included in their biographical information contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit
99.1 hereto (the “Annual Information Form”). The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
Code of Ethics.

The Emera Code of Conduct was revised and became effective on October 1, 2022 (the “Code”)
and applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code.

A copy of the Code can be found on Emera’s internet website at the following address:
https://www.emera.com/about-us/who-we-are/code-of-conduct.

The Code was furnished to the Commission on November 16, 2022 as Exhibit 99.1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.9.
Principal Accountant Fees and Services.

The information provided under the headings “Audit Committee—Audit and Non-Audit Services Pre-Approval Process” and “Audit Committee—Auditors’ Fees” contained in the
Registrant’s Annual Information Form. The Registrant’s Audit Committee approved all of the Audit-Related and
Tax services provided by Ernst & Young

LLP in 2022 and none were approved pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
In connection with the Commission’s adoption of amendments to finalize the implementation of disclosure and submission requirements on December 2, 2021, pursuant to Release No. 34-93701, the Registrant hereby affirms that

Ernst & Young LLP

(PCAOB ID:
1263
) delivered an audit opinion relating to the Registrant’s Financial
Statements (as defined below) contained in the Annual Information Form, and such audit opinion was issued in
Halifax, Nova Scotia, Canada
.
Liquidity and Capital Resources
The information provided under the headings (a) “Off-Balance Sheet Arrangements” and (b) “Contractual
Obligations” contained in the Registrant’s Management’s Discussion and Analysis dated February 23, 2023 for the year ended December 31, 2022, filed as Exhibit 99.2 hereto (the “MD&A”) and with respect to clause (a) the information provided at note 27 (“D. Guarantees and Letters of Credit”) and note 32 (“Variable Interest Entities”), and with respect to clause (b) note 27 (“A. Commitments”) and note 25 (“Long-Term Debt”), to the Audited
Consolidated Financial Statements as at and for the years ended December 31, 2022 and December 31, 2021, filed as Exhibit 99.3 hereto (the “Financial Statements”), are incorporated by reference herein.
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

Registrant
or any of its subsidiaries.
EXHIBIT INDEX
Exhibit
Number
Description
99.1
2022 Annual Information Form dated February 23, 2023 for the fiscal year ended December 31,
2022
99.2
Management’s Discussion and Analysis dated February 23, 2023 for the year ended December
31, 2022
99.3
Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and
December 31, 2021
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
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.8
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.9
Emera Code of Conduct (as revised on October 1, 2022) (incorporated by reference to Emera
Incorporated’s Form 6-K, furnished to the Commission on November 16, 2022)
101 Interactive Data File (formatted as Inline XBRL)
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

this 24
th

day of February, 2023.
EMERA
INCORPORATED
By:

/s/ Scott C. Balfour
Name:

Scott C. Balfour
Title:

President & Chief
Executive Officer