Form 40-F
period 2024-12-31
EMERA INC
filed 2025-02-21
CIK 1127248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL
REPORT

PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2024
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
☒

Annual information form
☒

Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:
295,935,686

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
Yes

☐
No

☒
Indicate by check mark whether the

registrant has submitted electronically every Interactive

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
(b)

Evaluation of disclosure controls and procedures. As of December 31, 2024,

an evaluation of the
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
Integrated Framework (2013), a report issued by the Committee of Sponsoring

Organizations (COSO) of
the Treadway Commission. The Registrant's management,

including the CEO and CFO, evaluated the
design and effectiveness of the Registrant's internal control over financial reporting as at December 31,
2024 and concluded that the Registrant's internal control over financial reporting is effective as at
December 31, 2024.
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
2024
, that have materially
affected, or are reasonably likely to materially affect,

the Registrant’s internal control

over financial
reporting.
Audit Committee Financial Expert.

The Registrant’s board of directors

(the “Board”) has determined that five
audit committee financial experts serve on its Audit Committee. The audit committee financial experts are Paula Y.
Gold-Williams, Kent M. Harvey,

B. Lynn Loewen, Ian E. Robertson

and Carla M. Tully.

The Board has determined
that Paula Y.

Gold-Williams, Kent M. Harvey,

B. Lynn Loewen, Ian E. Robertson and

Carla M. Tully are
independent within the meaning of the listing standards of the New York

Stock Exchange. Information concerning
the relevant experience of Paula Y.

Gold-Williams, Kent M. Harvey,

B. Lynn Loewen, Ian E. Robertson and

Carla
M. Tully is included in their biographical information

contained in the Registrant’s Annual Information

Form for the
fiscal year ended December 31, 2024, filed as Exhibit 99.1 hereto (the “Annual

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
Code of Ethics.

The Emera Code of Conduct was revised and became effective

on January 1, 2025 (the “Code”)
and applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the
adoption of the Code, there have not been any waivers, including implied waivers,

from any provision of the Code.
A copy of the Code can be found on Emera’s

internet website at the following address:
https://www.emera.com/about

-us/who-we-are/code-of-conduct.

The Code was furnished to the Commission on January 27, 2025 as Exhibit

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
2024

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
Liquidity and Capital Resources
The information provided under the headings (a) “Off-Balance Sheet

Arrangements” and (b) “Contractual
Obligations” contained in the Registrant’s

Management’s Discussion and

Analysis dated February 21, 2025 for the
year ended December 31, 2024, filed as Exhibit 99.2 hereto (the “MD&A”) and with respect to clause (a) the
information provided at note 28 (“D. Guarantees and Letters of Credit”) and note 33 (“Variable

Interest Entities”),
and with respect to clause (b) note 28 (“A. Commitments”) and note

26 (“Long-Term Debt”),

to the Audited
Consolidated Financial Statements as at and for the years ended December 31, 2024 and December 31, 2023, filed
as Exhibit 99.3 hereto (the “Financial Statements”), are incorporated by reference herein.
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
Disclosure Regarding Foreign Jurisdictions that

Prevent Inspections.
Not applicable.
Recovery of Erroneously Awarded

Compensation
. Not applicable.
EXHIBIT INDEX
Exhibit
Number
Description
99.1
2024 Annual Information Form dated February 21, 2025 for the fiscal year ended

December 31,
2024
99.2
Management’s Discussion and Analysis

dated February 21, 2025 for the year ended December
31, 2024
99.3
Audited Consolidated Financial Statements as at and for the years ended

December 31, 2024 and
December 31, 2023
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
2002
99.9
Emera Code of Conduct (as revised and effective on January

1, 2025) (incorporated by reference
to Emera Incorporated’s Form 6-K,

furnished to the Commission on January 27, 2025)
101 Interactive Data File (formatted as Inline XBRL)
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

this 21
th day of February, 2025.
EMERA
INCORPORATED
By:

/s/ Scott C. Balfour
Name:

Scott C. Balfour
Title:

President & Chief
Executive Officer