Form 40-F
period 2025-12-31
EMERA INC
filed 2026-02-23
CIK 1127248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒
ANNUAL
REPORT
PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2025
Commission File Number
001-42631
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
EUSHI Finance, Inc.
37 Route 236
Kittery Properties Suite 101
Kittery
,
ME
03904
Telephone: (
902
)
233-4084
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class Trading symbol(s) Name of each exchange on which registered
Common Shares, no par value
EMA
New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:
☒
Annual information form
☒
Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
301,754,258
Common Shares
6,000,000
Series A First Preferred Shares
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
Yes
☒
No
☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be
submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such
shorter period that the Registrant was required to submit such files).
Yes
☒
No
☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange
Act.
Emerging growth company
☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP,
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
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of
incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period
pursuant to § 240.10D-1(b).
☐

EXPLANATORY
NOTE
Emera Incorporated (the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure
system adopted in the United States, to prepare its annual report pursuant to
Section 13 of the Securities Exchange Act of
1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada that differ from
those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act
and in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the
Registrant are accordingly exempt
from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3.
Differences in United States and Canadian Reporting Practices
The Registrant is permitted, under the multijurisdictional disclosure system adopted by the United States, to prepare
reports it files with the United States Securities and Exchange Commission (the
“Commission”) in accordance with
Canadian disclosure requirements, which are different from
those of the United States. The Registrant currently prepares its financial statements, including those which are filed as exhibits to this Form
40-F,
in accordance with U.S. generally
accepted accounting principles.
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Form
40-F:
(a)
Annual Information Form dated February 23, 2026 for the fiscal year ended
December 31, 2025 (filed as Exhibit
99.1 hereto) (the “Annual Information Form”);
(b)
Management’s Discussion and Analysis
dated February 23, 2026 for the year ended December 31, 2025 (filed as
Exhibit 99.2 hereto) (the “MD&A”); and
(c)
Audited Consolidated Financial Statements as at and for the years ended
December 31, 2025 and December 31,
2024 (filed as Exhibit 99.3 hereto) (the “Financial Statements”).
Tax Matters
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United
States and Canada that are not described in this Form 40- F.
Certifications and Disclosure Regarding Controls
and Procedures
(a)
Certifications regarding controls and procedures. See Exhibits 99.5 through 99.8.
(b)
Evaluation of disclosure controls and procedures. As of December 31, 2025, an evaluation of the effectiveness of
the Registrant’s “disclosure controls
and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e)
of the Exchange Act), was carried out by the Registrant’s
Chief Executive Officer (“CEO”) and Chief Financial
Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the
Registrant’s disclosure controls and
procedures are effective to provide a reasonable level
of assurance that
information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is
(i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules
and forms and (ii) accumulated and communicated to the Registrant’s management, including its CEO and CFO,
as appropriate, to allow timely decisions regarding required disclosure.
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
Registrant’s internal control
over financial reporting as at December 31, 2025 and concluded that the Registrant’s internal control over financial reporting is effective as at December
31, 2025.
(d)
Attestation report of the registered public accounting firm.
This annual report does not include an attestation
report of the Registrant’s registered
public accounting firm regarding internal control over financial reporting due
to a transition period established by rules of the Commission for newly public companies.
(e)
Changes in internal control over financial reporting. The information provided under the heading “Disclosure
and Internal Controls—Change in ICFR” contained in the Registrant’s
MD&A is incorporated by reference
herein.
Notices Pursuant to Regulation BTR
Not applicable.
Identification of the Audit Committee
The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of
the Exchange Act. The members of the audit committee are: Isabelle Courville,
Paula Y.
Gold-Williams, Kent M. Harvey,
B. Lynn Loewen, Ian E. Robertson
and Carla M. Tully,
each of whom is “independent” as such term is defined in the rules of the New York
Stock Exchange (the “NYSE”).
Audit Committee Financial Expert
The Registrant’s board of directors
(the “Board”) has determined that six audit committee financial experts serve on its
audit committee. The audit committee financial experts are Isabelle Courville, Paula
Y.
Gold-Williams, Kent M. Harvey,
B. Lynn Loewen, Ian E. Robertson
and Carla M. Tully.
Information concerning the relevant experience of Isabelle
Courville, Paula Y.
Gold-Williams, Kent M. Harvey,
B. Lynn Loewen, Ian E. Robertson and Carla M.
Tully is included in
their biographical information contained in the Registrant’s
Annual Information Form. The Commission has indicated that
the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose,
impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit
committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any
other member of the audit committee or board of directors.
Code of Ethics
The Emera Code of Conduct (the “Code”) was revised and became effective on January 1, 2026 and applies to all
directors, officers and employees of the Registrant, including the CEO and CFO. The revisions to the Code included: (i)
the addition of guidance regarding the responsible use of business expenses, travel and entertainment, including
strengthened expectations for ethical conduct and accountability; (ii) enhanced guidance on the responsible use of
artificial intelligence tools, including an expectation
to verify the accuracy of AI-generated information used in business communications and work product; and (iii) an update to the Code’s waiver provisions to clarify that any waiver for
executive officers or directors may be granted only by
the Company’s Board of Directors (or a
Board committee) and will
be disclosed to the extent required by applicable law,
regulation or stock exchange requirement. Other administrative updates were made to the Code that were not substantive.
Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the
Code. A copy of the Code can be found on Emera’s
internet website at the following address:
https://www.emera.com/about
-us/code-of-conduct. Any amendments or waivers to the Code with respect to any of the
directors, officers and employees covered by it will be posted promptly on the Registrant’s website. Information
contained
or otherwise accessed through the Registrant’s
website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Form 40-F,
and any reference to the
Registrant’s website herein is as an inactive
textual reference only.

The Code was furnished to the Commission on January 12, 2026 as Exhibit 99.1
to a report on Form 6-K and is
incorporated by reference herein as Exhibit 99.9.
Principal Accountant Fees and Services
The information provided under the headings “Audit Committee—Audit and Non-Audit Services Pre-Approval Process”
and “Audit Committee—Auditors’ Fees” contained in the Registrant’s
Annual Information Form is incorporated by
reference herein. The Registrant’s
Audit Committee approved all of the Audit-Related and Tax
services provided by Ernst
& Young
LLP in 2025, and none were approved pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of
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
contained in the Registrant’s MD&A
and with respect to clause (a), the information provided at note 28(“D.
Guarantees
and Letters of Credit”) and note 33 (“Variable
Interest Entities”), and with respect to clause (b), note 28 (“A.
Commitments”) and note 26 (“Long-Term
Debt”), to the Financial Statements, are incorporated by reference herein.
Mine Safety Disclosure
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
Disclosure Regarding Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Recovery of Erroneously Awarded
Compensation
Not applicable.
NYSE CORPORATE
GOVERNANCE
As a foreign private issuer, the Registrant is not required
to comply with most of the NYSE corporate governance
requirements to which the Registrant would be subject if it were a U.S. domestic issuer. The Registrant’s
governance
practices only significantly differ from those required of
U.S. domestic issuers as described below.
Equity Compensation Plans.
The NYSE rules for U.S. domestic issuers require shareholder approval of all equity
compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the
issuer has purchased in the open market are used. The Toronto
Stock Exchange (“TSX”) rules require shareholder
approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such
arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the
open market.

Share Issuances.
The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or
series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for
common shares, that have, or will have upon issuance, voting power equal to or in excess of
20% of the voting power
outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for
common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding
prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution of
listed securities (including upon conversion or exchange of other securities) in excess of 25%. Shareholder approval is
also required for private placements (i) for an aggregate number of listed securities (including upon conversion or
exchange of other securities) greater than 25% of the number of securities outstanding prior to the transaction, at a price
less than the “market price” (as defined in the TSX rules), (ii) that are to insiders and, during a six month period, exceed
10% of the number of listed securities (including upon conversion or exchange) outstanding at the beginning of that
period, or (iii) that will result in a new holding by a security holder or group of securityholders of more than 20% of the
outstanding voting securities of the issuer.
The TSX also has broad general discretion to require shareholder approval in
connection with any issuances of listed securities.
The Registrant intends to comply with the TSX rules for equity compensation plans and share issuances as described
above, in lieu of the corresponding NYSE rules.
UNDERTAKING
AND CONSENT TO SERVICE OF PROCESS
A.
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
B.
Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the
obligation to file this report arises.
Any change to the name or address of a Registrant’s
agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.
EXHIBIT INDEX
Exhibit Number Description
97.1
Compensation Recovery Policy
99.1
2025 Annual Information Form dated February 23, 2026 for the fiscal year ended December 31,
2025
99.2
Management’s Discussion and Analysis
dated February 23, 2026 for the year ended December
31, 2025
99.3
Audited Consolidated Financial Statements as at and for the years ended
December 31, 2025 and
December 31, 2024
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
2002
99.9
Emera Code of Conduct (as revised and effective on January 1,
2026) (incorporated by reference
to Emera Incorporated’s Form 6-K,
furnished to the Commission on January 12, 2026)
101 Interactive Data File (formatted as Inline XBRL)
104
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 23, 2026
EMERA INCORPORATED
By:
/s/ Scott C. Balfour
Name:
Scott C. Balfour
Title:
President & Chief
Executive Officer